Exhibit 12.1

THE HERTZ CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS

TO FIXED CHARGES (UNAUDITED)

(in Thousands of Dollars Except Ratios)

	Successor	Predecessor	Successor		Predecessor	Predecessor
	Nine Months Ended September 30,		For the periods from			Years Ended December 31,
	2006	2005	December 21, 2005 to December 31, 2005		January 1, 2005 to December 20, 2005	2004	2003	2002	2001

Income (loss) before income taxes and minority interest	$181,782	$454,329	$(33,218)		$574,906	$502,552	$237,492	$216,394	$2,723
Interest expense	675,835	379,383	26,812		510,403	408,171	372,924	376,710	413,711
Portion of rent estimated to represent the interest factor	109,113	99,678	4,084		131,449	119,918	118,813	115,879	116,393
Earnings (loss) before income taxes, minority interest and fixed charges	$966,703	$933,390	$(2,322)		$1,216,758	$1,030,641	$729,229	$708,983	$532,827
Interest expense (including capitalized interest)	$681,091	$381,301	$26,939		$513,275	$409,046	$373,522	$377,852	$415,198
Portion of rent estimated to represent the interest factor	109,113	99,678	4,084		131,449	119,918	118,813	115,879	116,393
Fixed charges	$790,204	$480,979	$31,023		$644,724	$528,964	$492,335	$493,731	$531,591
Ratio of earnings to fixed charges	1.2	1.9	(a	)	1.9	1.9	1.5	1.4	1.0

(a)          Earnings (loss) before income taxes, minority interest and fixed charges for the period from December 21, 2005 to December 31, 2005 were inadequate to cover fixed charges by $33.3 million.